SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 22, 2008

This Report on Form 6-K shall be incorporated by reference in
our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662), our
Registration Statement on Form F-4 (File No. 333-149068) and our Registration Statements on
Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by
documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities
Exchange Act of 1934, in each case as amended

——————

<u>   AngloGold Ashanti Limited   </u>
(Name of Registrant)

76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of Principal Executive Offices)

——————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: Unaudited condensed consolidated financial statements as of March 31, 2008 and December 31, 2007 and for each of the three month periods ended March 31, 2008 and 2007, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Prepared in accordance with US GAAP

	Three months ended March 31,	
	2008	**2007**
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)	
Sales and other income	894	734
Product sales	884	723
Interest, dividends and other	10	11
Cost and expenses	1,087	699
Production costs	459	418
Exploration costs	36	24
Related party transactions	(3)	(2)
General and administrative	30	30
Royalties	25	18
Market development costs	3	3
Depreciation, depletion and amortization	147	140
Interest expense	21	16
Accretion expense	5	4
Employment severance costs	3	1
Profit on sale of assets, realization of loans , indirect taxes and other (see note D)	(11)	(4)
Non-hedge derivative loss	375	43
Other operating items	(3)	8
(Loss)/income from continuing operations before income tax, equity income, minority interests	(193)	35
Taxation benefit/(expense) (see note E)	5	(40)
Minority interest	(12)	(7)
Equity income in affiliates	8	16
(Loss)/income from continuing operations	(192)	4
Discontinued operations	-	(1)
Net (loss)/income – applicable to common stockholders	(192)	3
(Loss)/income per share : (cents)		
From continuing operations		
Ordinary shares	(69)	1
E Ordinary shares	(34)	-
Ordinary shares – diluted	(69)	1
E Ordinary shares – diluted	(34)	-
Discontinued operations		
Ordinary shares	-	-
E Ordinary shares	-	-
Ordinary shares – diluted	-	-
E Ordinary shares – diluted	-	-
Net (loss)/income		
Ordinary shares	(69)	1
E Ordinary shares	(34)	-
Ordinary shares – diluted	(69)	1
E Ordinary shares – diluted	(34)	-
Weighted average number of shares used in computation		
Ordinary shares	277,939,548	277,026,858
E Ordinary shares – basic and diluted	4,122,800	4,167,212
Ordinary shares – diluted	277,939,548	278,081,942
Dividend declared per ordinary share (cents)	7	32
Dividend declared per E ordinary share (cents)	3	16

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At March 31, 2008	At December 31, 2007
	(unaudited)	
	(in US Dollars, millions)	
ASSETS		
Current assets	2,140	2,113
Cash and cash equivalents	475	477
Restricted cash	51	37
Receivables	216	205
Trade	60	35
Recoverable taxes, rebates, levies and duties	68	77
Related parties	4	6
Other	84	87
Inventories (see note C)	531	523
Materials on the leach pad (see note C)	50	49
Derivatives	490	516
Deferred taxation assets	313	275
Assets held for sale (see note J)	14	31
Property, plant and equipment, net	5,344	5,527
Acquired properties, net	1,204	1,280
Goodwill and other intangibles, net	603	591
Other long-term inventory (see note C)	95	84
Materials on the leach pad (see note C)	206	190
Other long-term assets	581	559
Deferred taxation assets	28	37
Total assets	10,201	10,381
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	5,124	3,795
Accounts payable and other current liabilities	629	634
Derivatives	3,142	2,782
Short-term debt	1,257	319
Tax payable	75	59
Liabilities held for sale (see note J)	21	1
Other non-current liabilities	128	146
Long-term debt	708	1,564
Derivatives	256	297
Deferred taxation liabilities	1,207	1,345
Provision for environmental rehabilitation	356	394
Other accrued liabilities	37	45
Provision for pension and other post-retirement medical benefits	156	180
Minority interest	70	63
Commitments and contingencies	-	-
Stockholders' equity	2,159	2,552
Common stock		
400,000,000 (2007 – 400,000,000) authorized common stock of 25 ZAR cents each		
Stock issued 2008 – 277,745,007 (2007 – 277,457,471)	10	10
Additional paid in capital	5,627	5,607
Accumulated deficit	(2,650)	(2,440)
Accumulated other comprehensive income (see note H)	(828)	(625)
Total liabilities and stockholders' equity	10,201	10,381

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Three months ended March 31,	
	2008 (unaudited)	**2007** (unaudited)
	(in US Dollars, millions)	
Net cash provided by operating activities	154	157
Net (loss)/income – applicable to common stockholders	(192)	3
Reconciled to net cash provided by operations:		
Profit on sale of assets , realization of loans , indirect taxes and other	(11)	(2)
Depreciation, depletion and amortization	147	140
Deferred taxation	(68)	(21)
Movement in non-hedge derivatives	337	43
Equity income in affiliates	(8)	(16)
Dividends received from affiliates	-	5
Other non cash items	8	9
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits	4	2
Effect of changes in operating working capital items:		
Receivables	(20)	(26)
Inventories	(47)	(15)
Accounts payable and other current liabilities	4	36
Net cash provided by continuing operations	154	158
Net cash used in discontinued operations	-	(1)
Net cash used in investing activities	(243)	(226)
Increase in non-current investments	(31)	(14)
Additions to property, plant and equipment	(255)	(194)
Proceeds on sale of mining assets	30	2
Proceeds on sale of investments	28	3
Cash (outflows)/inflows from derivatives with financing	(9)	7
Net loans repaid/(advanced)	-	(4)
Change in restricted cash	(6)	(26)
Net cash generated/(used) by financing activities	129	(35)
Net repayments of short-term debt	(20)	(20)
Issuance of stock	9	14
Share issue expenses	-	-
Net proceeds of long-term debt	160	24
Cash (outflows)/inflows from derivatives with financing	(1)	41
Dividends paid	(19)	(94)
Net increase/(decrease) in cash and cash equivalents	40	(104)
Effect of exchange rate changes on cash	(42)	(8)
Cash and cash equivalents – January 1,	477	471
Cash and cash equivalents – March 31,	475	359

4

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The balance sheet as at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2007.

Note B. Accounting developments

Recently adopted pronouncements

Fair value measurements

The Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS157") for financial assets and financial liabilities on January 1, 2008.

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. The adoption of SFAS157 did not have a material impact on the Company's financial statements. See note N "Fair value measurements" for additional information.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS157-2, "Effective date of FASB Statement No. 157" ("the FSP"). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Fair value option for financial assets and liabilities

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of SFAS159 had no impact on the Company's financial statements.

Employers' accounting for defined benefit pension and other post-retirement plans

In September 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158"). The Company adopted the recognition and disclosure requirements of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008. The Company is implementing processes to meet these measurement requirements of SFAS158.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 …continued

Prepared in accordance with US GAAP

Note B. Accounting developments (continued)

Recently issued pronouncements

Business combinations

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company's financial statements.

Noncontrolling interests

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

Derivative instruments

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS162"). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS162 to have a material impact on the Company's financial statements.

Note C. Inventories

	At March 31, 2008	At December 31, 2007
	(unaudited)	
	(in US Dollars, millions)	
The components of inventory consist of the following :		
Short-term		
Gold in process	125	133
Gold on hand (doré/bullion)	53	35
Ore stockpiles	171	166
Uranium oxide and sulfuric acid	12	13
Supplies	220	225
	581	572
Less: Heap leach inventory [1]	(50)	(49)
	531	523

[1] Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note C. Inventories (continued)

	At March 31, 2008 (unaudited)	At December 31, 2007
	(in US Dollars, millions)	
Long-term		
Gold in process	206	190
Ore stockpiles	94	83
Supplies	1	1
	301	274
Less: Heap leach inventory [1]	(206)	(190)
	95	84

[1] Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

Note D. Profit on sale of assets, realization of loans, indirect taxes and other

In the three months ended March 31, 2008, the Company recorded a profit of $11 million (before taxation of $2 million) relating mainly to the disposal of royalty and production related interests of the El Chanate and Marigold projects in North America, to Royal Gold Inc. and the disposal of minor assets in South America. The profit of $4 million (before taxation of $1 million) recorded in the three months ended March 31, 2007 mainly related to the disposal of minor assets in South America, the recovery of loans written off and proceeds received on the sale of Central African Gold Plc (CAG) shares arising from the sale of Bibiani (concluded in December 2006).

Note E. Taxation

A net taxation benefit of $5 million was recorded in the three months ended March 31, 2008 compared to a net expense of $40 million in the same period in 2007. Net taxation benefit for the three months ended March 31, 2008 was 3 percent of loss before tax compared to 114 percent for the same period in 2007. Charges for deferred tax in the three months ended March 31, 2008 amounted to a net tax benefit of $68 million compared to a net tax benefit of $21 million in the same period in 2007. The three months ended March 31, 2008 benefited from deferred tax credits of $87 million on unrealized non-hedge derivative losses, compared to similar tax credits of $11 million in the same period in 2007. Charges for current tax in the three months ended March 31, 2008 amounted to $63 million compared to $61 million in the same period in 2007.

Uncertain taxes

As at March 31, 2008, the Company had $117 million of total unrecognized tax benefits which, if recognized, would affect the Company's effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(in US Dollars, millions)
Balance at January 1, 2008	134
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	4
Reductions for tax positions of prior years	-
Settlements	-
Translation	(21)
Balance as at March 31, 2008	117

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the three months ended March 31, 2008, the Company recognized approximately $3 million in interest. The Company had approximately $35 million for the payment of interest accrued as at March 31, 2008.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 …continued

Prepared in accordance with US GAAP

Note F. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among operations.

	Three months ended March 31,	
	2008	**2007**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Revenues by area		
South Africa	366	348
Argentina	36	35
Australia	87	88
Brazil	92	77
Ghana	105	83
Guinea	86	55
Mali	80	72
Namibia	12	13
USA	45	37
Tanzania	41	52
Other, including Corporate and Non-gold producing subsidiaries	2	1
	952	861
Less: Equity method investments included above	(80)	(72)
Plus/less: Loss/(gains) on realized non-hedge derivatives included above	22	(55)
Total revenues	894	734

	Three months ended March 31,	
	2008	**2007**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Segment income/(loss)		
South Africa	88	105
Argentina	14	20
Australia	27	24
Brazil	54	25
Ghana	14	6
Guinea	28	4
Mali	27	27
Namibia	3	-
USA	39	(2)
Tanzania	(13)	(30)
Other, including Corporate and Non-gold producing subsidiaries	(25)	(20)
Total segment income	256	159

	Three months ended March 31,	
	2008	**2007**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Reconciliation of segment income to Net (loss)/income		
Segment total	256	159
Exploration costs	(36)	(24)
General and administrative expenses	(30)	(30)
Market development costs	(3)	(3)
Non-hedge derivative loss	(375)	(43)
Other operating items	3	(8)
Taxation benefit/(expense)	5	(40)
Discontinued operations	-	(1)
Minority interest	(12)	(7)
Net (loss)/income	(192)	3

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note F. Segment information (continued)

	At March 31, 2008	At December 31, 2007
	(unaudited)	
	(in US Dollars, millions)	
Segment assets		
South Africa	3,046	3,337
Argentina	238	236
Australia	1,309	1,183
Brazil	677	674
Ghana	2,154	2,155
Guinea	364	371
Mali	311[1]	291[1]
Namibia	65	76
USA	527	528
Tanzania	1,325	1,343
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	185	187
Total segment assets	10,201	10,381

[1] Investment held.

Note G. (Loss)/income per share data

The following table sets forth the computation of basic and diluted (loss)/income per share (in US dollars millions, except per share data):

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(unaudited)	(unaudited)
Numerator		
Net (loss)/income	(192)	3
Less Dividends:		
Ordinary shares	18	89
E Ordinary shares	-	1
Undistributed losses	(210)	(87)
Ordinary shares undistributed losses	(209)	(86)
E Ordinary shares undistributed losses	(1)	(1)
Total undistributed losses	(210)	(87)

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(unaudited)	(unaudited)
Denominator for basic (loss)/income per ordinary share		
Ordinary shares	277,658,759	276,426,639
Fully vested options [1]	280,789	600,219
Weighted average number of ordinary shares	277,939,548	277,026,858
Effect of dilutive potential ordinary shares		
Dilutive potential of stock incentive options [2]	-	641,741
Dilutive potential of convertible bonds [3]	-	-
Dilutive potential of E Ordinary shares [4]	-	413,343
Denominator for diluted (loss)/income per share – adjusted weighted average number of ordinary shares and assumed conversions	277,939,548	278,081,942
Weighted average number of E Ordinary shares used in calculation of basic and diluted (loss)/income per E Ordinary share	4,122,800	4,167,212

[1] Compensation awards are included in the calculation of basic (loss)/income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

[2] The calculation of diluted (loss)/income per common share for the three months ended March 31, 2008 did not assume the effect of 744,781 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

[3] The calculation of diluted (loss)/income per common share for the three months ended March 31, 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

[4] The calculation of diluted (loss)/income per common share for the three months ended March 31, 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note H. Accumulated other comprehensive income

Other comprehensive income, net of related taxation, consists of the following:

	Three months ended March 31,	
	2008	**2007**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Opening balance	(625)	(765)
Translation loss	(170)	(41)
Financial instruments	(33)	3
	(828)	(803)
Net (loss)/income	(192)	3
Translation loss	(170)	(41)
Financial instruments	(33)	3
Total other comprehensive income is:	(395)	(35)

Note I. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

Components of net periodic benefit cost

	Three months ended March 31,			
	2008		**2007**	
	(unaudited)		(unaudited)	
	(in US Dollars, millions)			
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Service cost	1	-	1	-
Interest cost	4	3	3	3
Expected return on plan assets	(5)	-	(4)	-
Net periodic benefit cost	-	3	-	3

Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2007, the Company expected to contribute $6 million to its pension plan in 2008. As of March 31, 2008, the Company had contributed $2 million during 2008.

The actuarial valuation completed as at December 31, 2007 indicated that the pension fund was fully funded.

Note J. Assets and (liabilities) held for sale

	At March 31, 2008	At December 31, 2007
	(unaudited)	(unaudited)
	(in US Dollars, millions)	

Effective June 30, 2005, the investment in the Weltevreden mining rights, located in South Africa, of $13 million, was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resources Limited on June 15, 2005. On December 19, 2005, Aflease was acquired by sxr Uranium One (formerly Southern Cross Inc.). In terms of these sale agreements, the purchase price would be paid in the form of sxr Uranium One shares to be issued to the Company. The conditions precedent to the agreement were not fulfilled by the expiry date of December 31, 2007. Consequently, the agreement lapsed and a new agreement is being negotiated with Aflease Gold Limited. The negotiation terms include a purchase consideration of R288 million ($36 million) to be paid in the form of Aflease shares to be issued to the Company. In addition, conditions precedent include the approval by the Minister of Minerals and Energy of the cession of the Weltevreden mining right from AngloGold Ashanti to Aflease, unconditional approval of the transaction by the Competition Commission and approval by the JSE Limited of the issue and allotment of Aflease shares. **12   14**

Rand Refinery Limited (a subsidiary of the Company) allocated parts of its premises previously recognized as a tangible asset, to held for sale. Rand Refinery Limited intends to sell off parts of the estate that are no longer utilized within the next twelve months. A buyer has been found, a sale agreement has been drawn up and parties are in the process of finalizing the agreement. **1   1**

Effective June 30, 2007, exploration properties acquired from Trans-Siberian Gold plc situated in Russia were classified as held for sale. The cash sale of these exploration properties forms part of the strategic alliance between Polymetal and AngloGold Ashanti, which was concluded during the March 2008 quarter. **-   15**

The remaining moveable and immovable assets of Ergo, the surface dump reclamation operation east of Johannesburg, which ceased mining operations in March 2005, was sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note J. Assets and (liabilities) held for sale (continued)

	At March 31, 2008 (unaudited)	At December 31, 2007 (unaudited)
	(in US Dollars, millions)	
The assets and associated liabilities were sold for R88 million ($11 million), after the sale agreement was amended to include the Withok Complex, inter alia containing the Brakpan Tailings Storage Facility. The transaction was approved by the Competition Commission in early May 2008 and ERGO Mining will operate, in terms of a agreement for its own account, under the AngloGold Ashanti mineral authorizations until the mining rights have been approved by the Minister of Minerals and Energy for transfer to ERGO Mining. A specific exclusion from the sale to ERGO Mining is the freehold land (agricultural land) owned by the Company. ERGO Mining has provided the Company with guarantees to the value of R63 million ($8 million) for rehabilitation obligations associated with the sites in the event of environmental damage caused to the Daggafontein Tailings Storage Facility or the Withok Complex as a result of ERGO Mining's operations.	(20)	-
As at March 31, 2008 and December 31, 2007 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:		
Property, plant and equipment	14	16
Acquired properties	-	15
Provision for environmental rehabilitation	(20)	-
Deferred taxation	(1)	(1)
Net assets	(7)	30

Note K. Commitments and contingencies

Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $457 million and total authorized capital expenditure not yet contracted of approximately $748 million as of March 31, 2008. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.

South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The geology of the area is typified by a dolomite rock formation that is prone to solution cavities. Polluted process water from the operations has percolated from pollution sources to this rock formation and has been transported three dimensionally, creating pollution plumes in the dolomite aquifer. Numerous scientific, technical and legal reports have been produced and the remedying of the polluted soil and groundwater is the subject of a continued research program between the University of the Witwatersrand and the Company. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement *(Termo de Acordo re Regime Especial – TARE)*. The MSG operation is co-owned with Kinross Gold Corporation. The Company's attributable share of the first assessment is approximately $41 million. Although MSG requested the *TARE* in early 2004, the *TARE*, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $25 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note K. Commitments and contingencies (continued)

Brazil – VAT dispute

Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $9 million.

Brazil – VAT dispute

Mineração Serra Grande S.A. (MSG), received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now appealing the dismissal of the case. The Company's attributable share of the assessment is approximately $8 million.

AngloGold Offshore Investments Limited – Nufcor International Limited loan facility

AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has guaranteed 50 percent of the Nufcor International Limited loan facility with FirstRand (Ireland) plc (formerly RMB International (Dublin) Limited) amounting to $40 million. Nufcor International Limited is accounted for under the equity method.

South Africa – provision of surety

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($12 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.

North America – reclamation

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $48 million.

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at March 31, 2008 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

Guarantee for convertible bond

The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1 billion 2.375 percent convertible bonds due 2009. The Company's obligations regarding the guarantee are direct, unconditional and unsubordinated.

Guarantee for syndicated loan facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited each have guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited regarding the $1.15 billion Syndicated loan facility dated December 13, 2007 The total amount outstanding under the syndicated $1.15 billion facility as of March 31, 2008 amounted to $677 million.

North and South America delivery guarantees

The Company has issued gold delivery guarantees to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services – guarantees

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At March 31, 2008 the marked-to-market valuation of the ATS hedge book was negative $1,670 million.

Prepared in accordance with US GAAP

Note K. Commitments and contingencies (continued)

Geita hedge guarantee

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the hedging agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At March 31, 2008 the marked-to-market valuation of the GMC hedge book was negative $595 million.

Taxation

With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government to the Company's equity accounted affiliates. Recoverable value added tax due from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $47 million at March 31, 2008 (December 31, 2007: attributable $42 million). The last audited value added tax return was for the period ended March 31, 2007 and as at March 31, 2008 an attributable $24 million was still outstanding and an attributable $23 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

Recoverable fuel duties from the Malian government to the equity accounted affiliates of the Company amount to an attributable $5 million at March 31, 2008 (December 31, 2007: attributable $7 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. As at March 31, 2008 an attributable $5 million is still subject to authorization by the Customs and Excise authorities. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations. With effect from February 2006, fuel duties are no longer payable to the Malian government.

The Government of Mali is a shareholder in all of the Company's equity accounted affiliates in Mali. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of these amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5 percent.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $17 million at March 31, 2008 (December 31, 2007: $16 million). The last audited value added tax return was for the period ended November 30, 2007 and as at March 31, 2008 $13 million was still outstanding and $4 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $36 million at March 31, 2008 (December 31, 2007: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. As at March 31, 2008, claims for refund of fuel duties amounting to $17 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $19 million have not yet been submitted. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations. The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

In addition to the above, the Company has contingent liabilities in respect of certain tax assessments, claims, disputes and guarantees which are not considered to be material.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note L. Recent developments

Announcements made after March 31, 2008:

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended to provide that B2Gold acquire from AngloGold Ashanti additional interest in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti 25 million common shares and 21.4 million common share purchase warrants in B2Gold. Subsequently, the transaction was finalized, as announced by AngloGold Ashanti on May 16, 2008.

On April 14, 2008, it was announced that, following the stabilization of power provided by Eskom (the South African electricity supply body) to the South African operations during the quarter, AngloGold Ashanti forecast the first quarter production to be approximately 1.19 million ounces. The revised production outlook was approximately 8 percent above guidance provided in the fourth quarter of 2007. AngloGold Ashanti had also fully delivered into maturing hedge contracts during the quarter. On January 25, 2008, the South African national power supplier, Eskom, had communicated that it could not guarantee power supply to AngloGold Ashanti's South African operations. Precautionary steps were taken for the safety of employees, including ceasing the transportation of employees underground to carry-out mining activities and the cessation of milling activities. Following extensive discussions with Eskom and the South African government, Eskom agreed to guarantee a power supply equivalent to 90 percent of previous supply and undertook to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at AngloGold Ashanti's South African mines and in late March 2008, Eskom increased power supply to 96.5 percent of previous levels. At these power levels and as a result of the Company's previously implemented and ongoing initiatives to improve its energy efficiencies, the Company has been able to restore production back to 100 percent of previous capacity. Since 2004, AngloGold Ashanti and Eskom have undertaken and committed funds and other resources to various initiatives to improve energy efficiencies and reduce power consumption at AngloGold Ashanti's South African mines. These combined efforts have resulted in a decline in the use of electricity, fuel and coal and have to date achieved a 17 percent improvement in energy efficiencies at the Company's South African operations. AngloGold Ashanti views these initiatives as being important not only in the light of power shortages and related disruption to its mining operations but also in that it anticipates that these initiatives will assist in managing future operating cost increases in the light of anticipated increases in unit electrical power, fuel and other energy costs.

On May 6, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer. The final terms of the proposed rights offer, which were announced on May 21, 2008, would result in AngloGold Ashanti issuing approximately 69.4 million shares at a subscription price of ZAR194.00 and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held raising approximately ZAR13.48 billion ($1.77 billion based on an exchange rate of ZAR7.63/$1.00 on May 20, 2008). The proposed rights offer is being fully underwritten subject to certain customary conditions. The proposed rights offer will materially change the number of common shares in issue. The proposed rights offer was approved at a general meeting of AngloGold Ashanti shareholders held on May 22, 2008. The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti's revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti's cash management policies.

Note M. Declaration of dividends

On February 6, 2008, AngloGold Ashanti declared a final dividend of 53 South African cents (6.606 US cents) per ordinary share for the year ended December 31, 2007 with a record date of February 29, 2008 and payment dates of March 7, 2008 for holders of ordinary shares and CDIs, March 10, 2008 for holders of GhDSs and March 17, 2008 for holders of ADSs. In addition, on February 6, 2008 AngloGold Ashanti declared a dividend of 26.5 South African cents (3 US cents) per E ordinary share, payable on March 7, 2008 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note N. Fair value measurements

The Company adopted SFAS157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

SFAS157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The following table sets out the Company's financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at March 31, 2008 (in US Dollars, millions):

Description	Level 1	Level 2	Level 3	Total
Cash equivalents	294			294
Marketable equity securities	36			36
Derivatives, net		(2,908)		(2,908)

The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The Company's marketable equity securities are included in Other long-term assets in the Company's consolidated balance sheet. They consist of investments in ordinary shares, associated purchase warrants and options and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares, warrants and/or options held by the Company.

The Company's derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Note O. Supplemental condensed consolidating financial information

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). The following is condensed financial information of the registrant and consolidating financial information for the Company as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(unaudited)
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	334	1	565	(6)	894
Product sales	323	-	561	-	884
Interest, dividends and other	11	1	4	(6)	10
Costs and expenses	392	335	716	(356)	1,087
Production costs	175	-	284	-	459
Exploration costs	1	-	36	(1)	36
Related party transactions	(3)	-	-	-	(3)
General and administrative expenses/(recoveries)	44	(39)	19	6	30
Royalties paid	-	-	25	-	25
Market development costs	2	-	1	-	3
Depreciation, depletion and amortization	59	-	88	-	147
Interest expense	6	12	3	-	21
Accretion expense	2	-	3	-	5
Employment severance costs	3	-	-	-	3
(Profit)/loss on sale of assets , realization of loans , indirect taxes and other	(3)	362	(9)	(361)	(11)
Non-hedge derivative loss and other commodity contracts	106	-	266	-	372
(Loss)/income from continuing operations before income tax, equity income, minority interests	(58)	(334)	(151)	350	(193)
Taxation benefit/(expense)	45	(1)	(39)	-	5
Minority interest	-	-	(12)	-	(12)
Equity income in affiliates	8	-	-	-	8
Equity (loss)/income in subsidiaries	(184)	-	-	184	-
(Loss)/income from continuing operations	(189)	(335)	(202)	534	(192)
Discontinued operations	-	-	-	-	-
(Loss)/income	(189)	(335)	(202)	534	(192)
Preferred stock dividends	(3)	-	(3)	6	-
Net (loss)/income - applicable to common stockholders	(192)	(335)	(205)	540	(192)

16

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(unaudited)
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	347	1	390	(4)	734
Product sales	340	-	385	(2)	723
Interest, dividends and other	7	1	5	(2)	11
Costs and expenses	306	(16)	400	9	699
Production costs	182	-	236	-	418
Exploration costs	2	-	22	-	24
Related party transactions	(2)	-	-	-	(2)
General and administrative expenses/(recoveries)	31	(24)	15	8	30
Royalties paid	-	-	18	-	18
Market development costs	2	-	1	-	3
Depreciation, depletion and amortization	57	-	83	-	140
Interest expense	6	8	2	-	16
Accretion expense	2	-	2	-	4
Employment severance costs	1	-	-	-	1
Profit on sale of assets, realization of loans, indirect taxes and other	-	-	(4)	-	(4)
Non-hedge derivative loss and other commodity contracts	25	-	25	1	51
Income/(loss) from continuing operations before income tax, equity income, minority interests	41	17	(10)	(13)	35
Taxation (expense)/benefit	(13)	-	(28)	1	(40)
Minority interest	-	-	(7)	-	(7)
Equity income/(loss) in affiliates	17	(1)	-	-	16
Equity (loss)/income in subsidiaries	(40)	-	-	40	-
Income/(loss) from continuing operations	5	16	(45)	28	4
Discontinued operations	(1)	-	-	-	(1)
Income/(loss)	4	16	(45)	28	3
Preferred stock dividends	(1)	-	(1)	2	-
Net income/(loss) - applicable to common stockholders	3	16	(46)	30	3

17

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT MARCH 31, 2008
(unaudited)
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,684	2,414	4,828	(6,786)	2,140
Cash and cash equivalents	218	49	208	-	475
Restricted cash	16	-	35	-	51
Receivables and other current assets	1,450	2,365	4,585	(6,786)	1,614
Trade and other receivables and deferred taxation assets	326	6	200	(3)	529
Inter-group balances	851	2,359	3,573	(6,783)	-
Derivatives	188	-	302	-	490
Inventories	72	-	459	-	531
Materials on the leach pad	-	-	50	-	50
Assets held for sale	13	-	1	-	14
Property, plant and equipment, net	1,658	-	3,686	-	5,344
Acquired properties, net	214	-	990	-	1,204
Goodwill and other intangibles, net	-	247	621	(265)	603
Other long-term inventory	-	-	95	-	95
Materials on the leach pad	-	-	206	-	206
Other long-term assets and deferred taxation assets	2,073	2,391	532	(4,387)	609
Total assets	5,629	5,052	10,958	(11,438)	10,201
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	2,492	1,059	8,698	(7,125)	5,124
Accounts payable and other current liabilities	171	-	458	-	629
Inter-group balances	888	53	6,184	(7,125)	-
Derivatives	1,143	-	1,999	-	3,142
Short-term debt	250	1,003	4	-	1,257
Tax	19	3	53	-	75
Liabilities held for sale	21	-	-	-	21
Other non-current liabilities	117	-	89	(78)	128
Long-term debt	31	376	301	-	708
Derivatives	77	-	179	-	256
Deferred taxation liabilities	511	-	683	13	1,207
Provision for environmental rehabilitation	99	-	257	-	356
Other accrued liabilities	-	-	37	-	37
Provision for pension and other post-retirement medical benefits	143	-	13	-	156
Minority interest	-	-	70	-	70
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	2,159	3,617	631	(4,248)	2,159
Stock issued	10	3,625	901	(4,526)	10
Additional paid in capital	5,627	109	332	(441)	5,627
Accumulated (deficit)/profit	(2,650)	(117)	(1,740)	1,857	(2,650)
Accumulated other comprehensive income	(828)	-	1,138	(1,138)	(828)
Total liabilities and stockholders' equity	5,629	5,052	10,958	(11,438)	10,201

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2007
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,549	2,636	4,923	(6,995)	2,113
Cash and cash equivalents	188	40	249	-	477
Restricted cash	26	-	11	-	37
Receivables and other current assets	1,335	2,596	4,663	(6,995)	1,599
Trade and other receivables and deferred taxation assets	284	9	190	(3)	480
Inter-group balances	784	2,587	3,621	(6,992)	-
Derivatives	182	-	334	-	516
Inventories	70	-	453	-	523
Materials on the leach pad	-	-	49	-	49
Assets held for sale	15	-	16	-	31
Property, plant and equipment, net	1,953	-	3,574	-	5,527
Acquired properties, net	258	-	1,022	-	1,280
Goodwill and other intangibles, net	-	247	611	(267)	591
Other long-term inventory	-	-	84	-	84
Materials on the leach pad	-	-	190	-	190
Other long-term assets and deferred taxation assets	2,263	2,461	516	(4,644)	596
Total assets	6,023	5,344	10,920	(11,906)	10,381
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	2,277	64	8,422	(6,968)	3,795
Accounts payable and other current liabilities	200	-	438	(4)	634
Inter-group balances	815	53	6,096	(6,964)	-
Derivatives	978	-	1,804	-	2,782
Short-term debt	304	9	6	-	319
Tax	(21)	2	78	-	59
Liabilities held for sale	1	-	-	-	1
Other non-current liabilities	134	-	106	(94)	146
Long-term debt	36	1,306	222	-	1,564
Derivatives	90	-	207	-	297
Deferred taxation liabilities	627	-	702	16	1,345
Provision for environmental rehabilitation	140	-	254	-	394
Other accrued liabilities	-	-	45	-	45
Provision for pension and other post-retirement medical benefits	167	-	13	-	180
Minority interest	-	-	62	1	63
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	2,552	3,974	887	(4,861)	2,552
Stock issued	10	3,625	901	(4,526)	10
Additional paid in capital	5,607	89	332	(421)	5,607
Accumulated (deficit)/profit	(2,440)	260	(1,511)	1,251	(2,440)
Accumulated other comprehensive income	(625)	-	1,165	(1,165)	(625)
Total liabilities and stockholders' equity	6,023	5,344	10,920	(11,906)	10,381

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008…continued

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(unaudited)
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used) in operating activities	142	(95)	113	(6)	154
Net (loss)/income – applicable to common stockholders	(192)	(335)	(205)	540	(192)
Reconciled to net cash provided by/(used) in operations:					
(Profit)/loss on sale of assets , realization of loans, indirect taxes and other	(3)	362	(9)	(361)	(11)
Depreciation, depletion and amortization	59	-	88	-	147
Deferred taxation	(88)	-	20	-	(68)
Other non cash items	322	(373)	573	(185)	337
Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits	-	-	4	-	4
Effect of changes in operating working capital items:					
Net movement inter-group receivables and payables	32	255	(287)	-	-
Receivables	8	1	(29)	-	(20)
Inventories	(2)	-	(45)	-	(47)
Accounts payable and other current liabilities	6	(5)	3	-	4
Net cash provided by/(used) in continuing operations	142	(95)	113	(6)	154
Net cash used in discontinued operations	-	-	-	-	-
Net cash (used)/generated in investing activities	(69)	4	(178)	-	(243)
Decrease/(increase) in non-current investments	-	4	(35)	-	(31)
Additions to property, plant and equipment	(69)	-	(186)	-	(255)
Proceeds on sale of mining assets	-	-	30	-	30
Proceeds on sale of investments	-	-	28	-	28
Cash effects from hedge restructuring	-	-	(9)	-	(9)
Net loans (advanced)/repaid	-	-	-	-	-
Change in restricted cash	-	-	(6)	-	(6)
Net cash (used)/generated by financing activities	(9)	100	32	6	129
Net repayments of short-term debt	-	-	(20)	-	(20)
Issuance of stock	9	20	(20)	-	9
Share issue expenses	-	-	-	-	-
Net proceeds of long-term debt	-	70	90	-	160
Cash effects from hedge restructuring	-	-	(1)	-	(1)
Dividends (paid)/received	(18)	10	(17)	6	(19)
Net increase/(decrease) in cash and cash equivalents	64	9	(33)	-	40
Effect of exchange rate changes on cash	(34)	-	(8)	-	(42)
Cash and cash equivalents – January 1,	188	40	249	-	477
Cash and cash equivalents – March 31,	218	49	208	-	475

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(unaudited)
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used) in operating activities	66	3	90	(2)	157
Net income/(loss) – applicable to common stockholders	3	16	(46)	30	3
Reconciled to cash provided by/(used) in operations:					
Loss/(profit) on sale of assets , realization of loans , indirect taxes and other	1	-	(3)	-	(2)
Depreciation, depletion and amortization	57	-	83	-	140
Deferred taxation	(18)	-	(3)	-	(21)
Other non cash items	29	(14)	58	(32)	41
Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits	10	-	(8)	-	2
Effect of changes in operating working capital items:					
Net movement inter-group receivables and payables	1	6	(7)	-	-
Receivables	(5)	-	(21)	-	(26)
Inventories	5	-	(20)	-	(15)
Accounts payable and other current liabilities	(16)	(5)	57	-	36
Net cash provided by/(used) in continuing operations	67	3	90	(2)	158
Net cash used in discontinued operations	(1)	-	-	-	(1)
Net cash (used)/generated in investing activities	(73)	-	(153)	-	(226)
Increase in non-current investments	-	-	(14)	-	(14)
Additions to property, plant and equipment	(69)	-	(125)	-	(194)
Proceeds on sale of mining assets	-	-	2	-	2
Proceeds on sale of investments	-	-	3	-	3
Cash effects from hedge restructuring	5	-	2	-	7
Net loans (advanced)/repaid	(9)	-	5	-	(4)
Change in restricted cash	-	-	(26)	-	(26)
Net cash (used)/generated by financing activities	(17)	(21)	1	2	(35)
Net repayments of short-term debt	-	-	(20)	-	(20)
Issuance of stock	14	-	-	-	14
Share issue expenses	-	-	-	-	-
Net proceeds of long-term debt	1	15	8	-	24
Cash effects from hedge restructuring	16	-	25	-	41
Dividends (paid)/received	(48)	(36)	(12)	2	(94)
Net decrease in cash and cash equivalents	(24)	(18)	(62)	-	(104)
Effect of exchange rate changes on cash	(7)	-	(1)	-	(8)
Cash and cash equivalents – January 1,	180	32	259	-	471
Cash and cash equivalents – March 31,	149	14	196	-	359

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2008 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

Operating results

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid. AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales or de-hedging activities by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti's current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.

Impact of exchange rate fluctuations

During the first three months of 2008 the rand weakened against the US dollar (based on the exchange rates of R6.84 and R8.09 per US dollar on January 1, 2008 and March 31, 2008, respectively). The value of the rand lost 4 percent against the US dollar when comparing the average exchange rates of the rand against the US dollar of R7.52 and R7.22 during the first three months of 2008 and 2007, respectively.

The weaker rand against the US dollar, which positively impacted on the profitability of AngloGold Ashanti, was offset by an increase in the Australian dollar which strengthened by 13 percent against the US dollar based on the average exchange rates of A$1.10 and A$1.27 per US dollar during the first three months of 2008 and 2007, respectively. The strengthening of the local currency in Brazil by 18 percent against the US dollar based on the average exchange rates of BRL1.74 and BRL2.11 per US dollar during the first three months of 2008 and 2007, respectively, further negatively impacted on AngloGold Ashanti's profitability.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

AngloGold Ashanti completed the acquisition of the minority interests of 15 percent in the Iduapriem and Teberebie mine previously held by the Government of Ghana and the International Finance Corporation effective September 1, 2007. The Company is still in the process of finalizing the purchase price allocation of fixed assets. The final purchase price allocation is not expected to vary significantly from the preliminary allocation.

During the quarter, AngloGold Ashanti disposed of certain assets, the most significant of which was the disposal of royalty and production related interests of El Chanate and Marigold projects in North America to Royal Gold Inc. for $13.75 million before taxation.

Gold market for the quarter ended March 31, 2008

The first quarter of 2008 was characterized by a volatile gold price, with a trading range of close to $200 per ounce. While the market in mid March 2008 was exceptionally strong, with the price reaching a record high of $1,031 per ounce, the price also traded as low as $833 per ounce during the quarter.

The average US dollar gold price for the quarter was $925 per ounce, 17 percent higher than the previous quarter's average price of $788 per ounce. A weaker Rand/US dollar exchange rate saw the rand gold price reaching highs of some R271,622 per kilogram. In rand terms, the gold price averaged R224,308 per kilogram for the quarter, some 31 percent higher than the previous quarter's average of R171,334 per kilogram.

Jewellery market

Jewellery demand slowed as a result of the high price volatility experienced during the quarter, particularly in the key markets of India and the Middle East. It is anticipated that jewellery demand for the quarter will show a decline on a year-on-year basis, but it must be noted that comparisons made against the first quarter of 2007 may be misleading as demand during that period was exceptionally strong and reached record levels in some markets.

In the Gulf markets, where local currencies are pegged against the US dollar, the full effect of the US dollar gold price volatility was felt and this led to a downturn in demand of approximately 20 percent year-on-year. Inflationary concerns in these markets acted as a further restraint on consumer confidence. In Dubai, where demand from the tourist trade balances local demand, the effects of poor local consumption were not felt as severely as in Saudi Arabia, where demand is primarily local. High value, branded segments of the market were less seriously affected than trade in high caratage, low value-added jewellery items.

The Egyptian and Turkish markets held ground in the first two months of the year, however both markets slowed in March 2008, with the Turkish market in particular showing a significant fall in consumption when compared to the same quarter in the previous year. This was due to low levels of re-stocking prior to the main summer tourist season and the political crisis in March 2008 which caused the Turkish lira to decline against the US dollar, thus driving up the price of gold in local currency terms still further.

The Chinese market performed strongly despite the more volatile price environment, with jewellery demand increasing by some 9 percent year-on-year and investment demand by an estimated 63 percent. Chinese consumers perceive gold as an investment vehicle which can provide a hedge against the inflationary pressures which are increasingly being felt in that economy. The absence of viable investment alternatives also helped the case for local gold investment.

US demand continued the declining trend from the fourth quarter of 2007, particularly in the lower price segments of the market. Higher gold price levels are causing retailers to reduce the quantity of gold used in jewellery items in order to maintain price points.

Central bank sales

Sales under the Central Bank Gold Agreement totaled 70 tonnes during the quarter. The bulk of these sales were accounted for by the French and Swiss Central Banks with smaller sales by Sweden and the Netherlands.

International Monetary Fund (IMF) sales, though still subject to US congressional approval, look likely to take place over the longer term and will most probably be effected through the existing Central Bank Gold Agreement, without significant disruption to the market.

Investment market

Investment in Exchange Traded Funds (ETFs) continued to grow for the fourth consecutive year. Total ETF holdings at quarter end stood at 29.7 million ounces, with a total value of over $27.2 billion. The majority of inflows during the quarter were accounted for by the New York Stock Exchange listed StreetTracks Gold Shares product.

A new ETF was announced in the Middle East, and is expected to be listed and finalized by June this year. The ETF is backed by the Dubai Government and is Sharia compliant.

Producer hedging

The size of the global hedge book as at the end of 2007 was confirmed late in February at 26.8 million ounces. Since then, Newcrest have announced a further reduction in their hedge book by some 300,000 ounces.

During the quarter, the delta of the hedge book was reduced by 1.14 million ounces to 9.25 million ounces and AngloGold Ashanti reduced its hedge commitments from 11.28 million ounces to 10.03 million ounces, through deliveries into maturing contracts and hedge buy-backs (limited to non-hedge derivatives).

Currencies

The US dollar continued to fall against the Euro, reaching a new low of Euro/US$1.59 in March 2008. Overall, the US dollar depreciated 8 percent during the quarter from its opening value of Euro/US$1.46.

Post quarter end, the US Dollar continued to be under pressure at an exchange rate of Euro/US$1.60. This weakness is primarily due to growing fears of an economic recession in the United States which is consistent with the Federal Reserve's actions during the quarter, by cutting its target rate by 2 percentage points.

Oil prices have continued to trade stronger, moving through the psychological barrier of $100 per barrel and reaching a high of $110 per barrel during the quarter. This move did not help sentiment towards the US dollar, contributing as it did to fears of surging inflation in a falling interest rate environment.

The South African Rand suffered its poorest quarterly performance in some time, losing 19 percent from its opening of R/US$6.84 to close at R/US$8.09. A number of factors have contributed to this weakness, most notably the uncertainty of power generation and supply, and the effect it will have on economic growth. In addition, the extent of the current account deficit within this environment has added to the negative outlook for the Rand.

The Australian dollar and Brazilian real both traded to multi-year highs of A$/US$0.95 and US$/BRL1.66, respectively, in a quarter where both currencies continued their pattern of steady appreciation against the US dollar.

Operating review for the three months ended March 31, 2008

Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2008 and 2007. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:

Operating data for AngloGold Ashanti	Three months ended March 31,	
	2008	**2007**
Total gold production (000 oz) [1]	1,196	1,326
Capital expenditure ($ million)	257	196
Consolidated entities	255	194
Equity accounted joint ventures [2]	2	2

[1] Including equity accounted joint ventures.
[2] Attributable portion.

Gold production

For the three months ended March 31, 2008, AngloGold Ashanti's total gold production decreased by approximately 130,000 ounces, or about 10 percent, to 1.20 million ounces from 1.33 million ounces produced in the same period in 2007. In South Africa, gold production decreased from 567,000 ounces produced in the three months to March 31, 2007, to 498,000 ounces produced in the same period in 2008 following power shortages. The production at Great Noligwa was lower due to safety related stoppages and the natural decline in values as the mining progresses to the boundaries of the mine. The production at TauTona was also lower due to a decrease in grades and stricter safety related controls. Gold production in Argentina, Australia, Mali and Tanzania decreased from 52,000 ounces, 148,000 ounces, 108,000 ounces and 78,000 ounces, respectively, produced in the three months to March 31, 2007, to 28,000 ounces, 119,000 ounces, 94,000 ounces and 64,000 ounces produced, respectively, in the same period in 2008. This was mainly due to a reduction in feed grade at Cerro Vanguardia (in Argentina); lower grades following the completion of mining in the high grade zone at Sunrise Dam (in Australia) and a decrease in tonnage stacked and grade at Yatela (in Mali). In Tanzania gold production was lower compared to 2007 due to ongoing problems in the crusher section and plant availability at Geita.

The decrease in gold produced over 2007 at most mines was partially offset by an increase in gold production in Guinea from 73,000 ounces produced in the three months to March 31, 2007, to 93,000 ounces produced 2008, as a result of an improved recovered grade due to mining in higher grade pits.

In the quarter ended March 31, 2008, AngloGold Ashanti's total gold production decreased by 170,000 ounces to 1.20 million ounces, or 12 percent from 1.37 million ounces produced during the quarter ended December 31, 2007 mainly due the Eskom crisis, lower grades and volumes.

Capital expenditures

Total capital expenditure during the three months ended March 31, 2008 was $257 million compared to $196 million in the same period in 2007. This $61 million, or 31 percent, increase is mainly reflected in the $60 million increase in capital expenditure in the Australian region from $47 million recorded in the three months ended March 31, 2007 to $107 million spent for the same period in 2008 mainly on the Boddington project.

Comparison of financial performance on a segment basis for the three months ended March 31, 2008 and 2007

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's Chief Operating Decision Maker in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues

	Three months ended March 31,			
	2008		**2007**	
	US dollar, millions	**Percentage**	**US dollar, millions**	**Percentage**
Category of activity				
Product sales	884		723	
Interest, dividends and other	10		11	
Total revenues	894		734	
Geographical area data				
South Africa	366	41%	348	47%
Argentina	36	4%	35	5%
Australia	87	10%	88	12%
Brazil	92	10%	77	11%
Ghana	105	12%	83	11%
Guinea	86	10%	55	7%
Mali	80	9%	72	10%
Namibia	12	1%	13	2%
USA	45	5%	37	5%
Tanzania	41	5%	52	7%
Other, including Corporate and Non-gold producing subsidiaries	2	-	1	-
	952	107%	861	117%
Less: Equity method investments included above	(80)	(9%)	(72)	(10%)
Plus/less: Loss/(gains) on realized non-hedge derivatives included above	22	2%	(55)	(7%)
Total revenues	894	100%	734	100%

Assets

	At March 31, 2008		At December 31, 2007	
	US dollar, millions	**Percentage**	**US dollar, millions**	**Percentage**
Geographical area data				
Total segment assets				
South Africa	3,046	30%	3,337	32%
Argentina	238	2%	236	2%
Australia	1,309	13%	1,183	11%
Brazil	677	7%	674	6%
Ghana	2,154	21%	2,155	21%
Guinea	364	4%	371	4%
Mali	311 [1]	3%	291 [1]	3%
Namibia	65	-%	76	1%
USA	527	5%	528	5%
Tanzania	1,325	13%	1,343	13%
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	185	2%	187	2%
Total segment assets	10,201	100%	10,381	100%

[1] Investment held.

Comparison of financial performance for the three months ended March 31, 2008 and 2007

Revenues

Revenues from product sales and other income increased from $734 million in the first three months of 2007 to $894 million in the same period of 2008, representing a 22 percent increase over the period. This was due to the increase in the gold price in the first three months of 2008 as the average spot price of gold was $925 per ounce during the three months ended March 31, 2008, $275 per ounce, or 42 percent, higher than $650 per ounce, the average spot price of gold in the first three months of 2007. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased to $366 million over the three months ended March 31, 2008 from $348 million realized in the same period in 2007, mainly as a result of the increase in gold price, which more than offset a decrease in gold production.

Total revenues derived from Brazil and Ghana increased to $92 million and $105 million respectively, over the three months ended March 31, 2008 from $77 million and $83 million respectively, realized in the same period of 2007 mainly as a result of the higher gold price.

In Guinea, total revenues generated increased from $55 million realized in the first three months of 2007 to $86 million in the same period in 2008, mainly as a result of the increase in gold price and in gold production.

Production costs

During the three months ended March 31, 2008, AngloGold Ashanti incurred production costs of $459 million representing an increase of $41 million, or 10 percent, from $418 million recorded for the same period of 2007.

Production costs in AngloGold Ashanti's South Africa operations decreased to $172 million in the first three months of 2008 from $180 million for the same period of 2007 mainly as a result of the weakening of the South African rand relative to the US dollar being offset by the impact of lower production and inflationary cost increases on power costs, steel, reagents, materials and contract labor costs.

Production costs in AngloGold Ashanti's operations in Australia, Tanzania, Ghana and Guinea increased from $40 million, $43 million, $54 million and $29 million, respectively, in the first three months of 2007 to $54 million, $51 million, $70 million and $42 million, respectively, for the same period of 2008 mainly as a result of an increase in operational costs due to inflationary pressures following higher commodity prices, increasing oil prices, rising input costs as well as the strengthening of local currencies relative to the US dollar.

Exploration costs

Exploration costs increased from $24 million in the three months ended March 31, 2007 to $36 million in the same period in 2008 mainly due to increased exploration activities at Tropicana in Australia, regional and target generation activities in Colombia and continued drilling in the Mongbwalu region of the Democratic Republic of the Congo.

Royalties

Royalties paid by AngloGold Ashanti increased from $18 million in the three months ended March 31, 2007, to $25 million paid in the same period in 2008, mainly due to the higher gold price. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $7 million to $147 million in the three months ended March 31, 2008 when compared to $140 million recorded in the same period in 2007 mainly due to amortization expense increases in Brazil, from $8 million incurred in the three months ended March 31, 2007 to $14 million in the same period of 2008, as a result of production from the Cuiabá expansion project (completed in 2007).

Interest expense

Interest expense increased by $5 million from $16 million recorded in the three months ended March 31, 2007 to $21 million in the three months ended March 31, 2008 mainly due to an increase in bank borrowings.

Accretion expense

Accretion expense of $5 million was recorded in the three months ended March 31, 2008 compared with $4 million in the three months ended March 31, 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance costs

Employment severance costs increased to $3 million during the three months ended March 31, 2008 from $1 million in the same period in 2007. Employment severance costs recorded for the three months ended March 31, 2008 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang and TauTona.

Profit on sale of assets, realization of loans, indirect taxes and other

In the three months ended March 31, 2008, the Company recorded a profit of $11 million (before taxation of $2 million) relating mainly to the disposal of royalty and production related interests of the El Chanate and Marigold projects in North America, to Royal Gold Inc. and the disposal of minor assets in South America. The profit of $4 million (before taxation of $1 million) recorded in the three months ended March 31, 2007 mainly related to the disposal of minor assets in South America, the recovery of loans written off and proceeds received on the sale of Central African Gold Plc (CAG) shares arising from the sale of Bibiani (concluded in December 2006).

Non-hedge derivative loss

A loss on non-hedge derivatives of $375 million, being derivatives not designated in formal hedge accounting relationships, was recorded in the three months ended March 31, 2008 compared to a loss of $43 million in the same period of 2007 relating to the use of non-hedging instruments. The loss recorded in the three months ended March 31, 2008 is primarily the result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared to 2007. Non-hedge derivatives recorded in the three months ended March 31, 2008 and 2007 included:

	Three months ended March 31,	
	2008	**2007**
	(in US Dollars, millions)	
Loss/(gains) on realized non-hedge derivatives	22	(55)
Loss on unrealized non-hedge derivatives	353	98
Net loss	375	43

Other operating items

Other operating items, consisting of provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net credit of $3 million in the three months ended March 31, 2008 compared to an expense of $8 million in the same period in 2007, due to a decrease in other commodity contracts and the price of uranium.

Taxation benefit/expense

A net taxation benefit of $5 million was recorded in the three months ended March 31, 2008 compared to a net expense of $40 million in the same period in 2007. Net taxation benefit for the three months ended March 31, 2008 was 3 percent of loss before tax compared to 114 percent for the same period in 2007. Charges for deferred tax in the three months ended March 31, 2008 amounted to a net tax benefit of $68 million compared to a net tax benefit of $21 million in the same period in 2007. The three months ended March 31, 2008 benefited from deferred tax credits of $87 million on unrealized non-hedge derivative losses, compared to similar tax credits of $11 million in the same period in 2007. Charges for current tax in the three months ended March 31, 2008 amounted to $63 million compared to $61 million in the same period in 2007.

Equity income in affiliates

Equity income in affiliates decreased to $8 million in the three months ended March 31, 2008 from $16 million in the three months ended March 31, 2007, mainly as a result of decreased earnings from operations in Mali and the Company's investment held in Nufcor International Limited.

Liquidity and capital resources

Net cash provided by operating activities was $154 million in the three months ended March 31, 2008, $3 million lower than $157 million for the comparable period in 2007. Net cash outflow from operating working capital items amounted to $63 million in the three months ended March 31, 2008 compared to an outflow of $5 million in the same period in 2007.

Investing activities in the three months ended March 31, 2008 resulted in a net cash outflow of $243 million compared with an outflow of $226 million in the three months ended March 31, 2007. Additions to property, plant and equipment, which included capital expenditure of $255 million compared to $194 million in the same period in 2007, were recorded in the first three months of 2008 for major capital projects including Boddington (in Australia) and TauTona and Mponeng (in South Africa).

Net cash generated by financing activities in the three months ended March 31, 2008 amounted to an inflow of $129 million, which is an increase of $164 million from an outflow of $35 million in the three months ended March 31, 2007, and included cash inflows from proceeds from loans of $160 million (which included $142 million and $17 million, respectively, under the $1,150 million unsecured syndicated loan facility and short-term loans raised in South America). Proceeds from stock issued in the three months ended March 31, 2008 amounted to $9 million. Cash outflows during the three months ended March 31, 2008 comprised normal scheduled loan repayments of $2 million and of $18 million in South American short-term loans. The Company made dividend payments of $19 million (7 US cents per ordinary share) in the three months ended March 31, 2008 compared with dividends of $94 million (32 US cents per ordinary share) paid in the same period in 2007.

As a result of the items discussed above, at March 31, 2008, AngloGold Ashanti had $475 million of cash and cash equivalents compared with $477 million at December 31, 2007, a decrease of $2 million. At March 31, 2008, the Company had a total of $645 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As of March 31, 2008, $457 million of AngloGold Ashanti's future capital expenditure had been contracted for and another approximately $748 million had been authorized but not yet contracted for, as described in note K "Commitments and contingencies" to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities matures in the near future, the Company believes that these facilities can be refinanced on similar terms to those currently in place.

During the next twelve months, approximately $1,257 million of AngloGold Ashanti's debt is scheduled to mature consisting mainly of the 2.375 percent convertible bond (due February 2009) and the Rand denominated corporate bond (due August 2008) of $1,002 million and $250 million, respectively, as at March 31, 2008.

AngloGold Ashanti intends to finance capital expenditure projects and the repayment of debt scheduled to mature in 2008 from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments. The Company intends to refinance its convertible bond due February 2009 with the proceeds of an equity-linked instrument, the principal amount of which may exceed the existing convertible bond. The structure, size and timing of such an issue will depend upon prevailing market conditions.

Critical accounting policies

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company's critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007 which was filed with the United States Securities and Exchange Commission (SEC) on May 19, 2008.

Recently adopted pronouncements

Fair value measurements

The Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS157") for financial assets and financial liabilities on January 1, 2008.

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. The adoption of SFAS157 did not have a material impact on the Company's financial statements.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS157-2, "Effective date of FASB Statement No. 157" ("the FSP"). The FSP provides a one year deferral until January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Refer to note N "Fair value measurements" to the condensed consolidated financial statements for additional information.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of SFAS159 had no impact on the Company's financial statements.

Employers' accounting for defined benefit pension and other post-retirement plans

In September 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158"). The Company adopted the recognition and disclosure requirements of SFAS158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year end, which is effective in fiscal years ending after December 15, 2008. The Company is implementing processes to meet these measurement requirements of SFAS158.

Recently issued pronouncements

Business combinations

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" ("SFAS141(R)"). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. SFAS141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including combinations achieved without the transfer of consideration. The Company is currently evaluating the potential impact of adopting SFAS141(R) on the Company's financial statements.

Noncontrolling interests

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS160"). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. It shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the potential impact of adopting SFAS160 on the Company's financial statements.

Derivative instruments

In March 2008, the FASB issued FASB statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No. 133" ("SFAS161"). SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Comparative disclosures for earlier periods at initial adoption are encouraged but not required. The Company does not expect the adoption of SFAS161 to have a material impact on the Company's financial statements.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS162"). SFAS162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS162 is effective 60 days following the United States Securities and Exchange Commission (SEC's) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "*The Meaning of* Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS162 to have a material impact on the Company's financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2007, during the three months ended March 31, 2008, the Company drew down $142 million under the $1,150 million unsecured syndicated loan facility. As of March 31, 2008, $677 million was drawn under the $1,150 million unsecured syndicated loan facility. Advances and repayments on short-term loans in South America amounted to $17 million and $18 million, respectively, during the three months ended March 31, 2008.

Short-term debt as of March 31, 2008, includes $1,002 million and $250 million, respectively, under the 2.375 percent convertible bond (due February 2009) and the Rand denominated corporate bond (due August 2008). As at March 31, 2008, the estimated fair value of all derivatives making up the hedge positions was a negative $4,851 million (at December 31, 2007: negative $4,342 million).

Heap leach inventory

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of March 31, 2008, $50 million was classified as short-term compared with $49 million as at December 31, 2007 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of March 31, 2008, $206 million was classified as long term compared with $190 million as at December 31, 2007.

Hedging overview for the quarter ended March 31, 2008

The Company continues to actively manage its hedge position in a value accretive manner, whilst actively reducing the overall hedge delta.

As at 31 March 2008, the net delta hedge position was 9.25 million ounces or 288 tonnes (at December 31, 2007: 10.39 million ounces or 323 tonnes). Despite a higher gold price, the delta of the hedge book was reduced by 1.14 million ounces to 9.25 million ounces, and total commitments reduced from 11.28 million ounces to 10.03 million ounces, as delivery into maturing contracts and hedge buy-backs (limited to non-hedge derivatives) were effected during the quarter.

The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a liability of $4.78 billion, of which $2.91 billion is on balance sheet as at March 31, 2008 (at December 31, 2007 the hedge position was a liability of $4.27 billion. This value was based on a gold price of $917.40 per ounce, exchange rates of R8.10/$ and A$/$0.91 and the prevailing market interest rates and volatilities at that date. The increase in the negative marked-to-market value was primarily due to the higher spot gold price.

As at April 30, 2008, (AngloGold Ashanti issued its IFRS results for the quarter ended March 31, 2008 on May 6, 2008), the marked-to-market value of the hedge book, irrespective of accounting designation, was a liability of $4.32 billion, based on a gold price of $874.20 per ounce and exchange rates of R7.62/$ and A$/$0.93 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti's hedge position as at March 31, 2008

The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at March 31, 2008 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR GOLD							
Forward contracts Amount (kg)	17,113	21,738	14,462	12,931	11,944	12,364	90,552
US$/oz	$309	$316	$347	$397	$404	$432	$359
Restructure Longs Amount (kg)	*20,254						*20,254
US$/oz	$846						$846
Put options sold Amount (kg)	17,531	3,748	1,882	1,882	1,882	3,764	30,689
US$/oz	$810	$530	$410	$420	$430	$445	$659
Call options purchased Amount (kg)	7,048						7,048
US$/oz	$428						$428
Call options sold Amount (kg)	41,435	45,950	36,804	39,385	24,460	39,924	227,958
US$/oz	$506	$498	$492	$517	$622	$604	$534
RAND GOLD							
Forward contracts Amount (kg)	(467)	933					466
Rand per kg	R161,159	R116,335					R131,276
Call options sold Amount (kg)		2,986	2,986	2,986			8,958
Rand per kg		R202,054	R216,522	R230,990			R216,522
A DOLLAR GOLD							
Forward contracts Amount (kg)	10,886	3,390	3,110				17,386
A$ per oz	A$858	A$644	A$685				A$785
Put options sold Amount (kg)	6,532						6,532
A$ per oz	A$972						A$972
Call options purchased Amount (kg)	3,110	1,244	3,110				7,464
A$ per oz	A$680	A$694	A$712				A$696
Call options sold Amount (kg)	1,555						1,555
A$ per oz	A$948						A$948
** Total net gold: Delta (kg)	(30,267)	(71,812)	(52,226)	(52,040)	(33,363)	(47,877)	(287,585)
Delta (oz)	(973,105)	(2,308,806)	(1,679,102)	(1,673,122)	(1,072,644)	(1,539,279)	(9,246,058)

*   Indicates a long position resulting from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at March 31, 2008.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti's silver hedge position as at March 31, 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	32,659						32,659
	$ per oz	$7.66						$7.66
Put options sold	Amount (kg)	32,659						32,659
	$ per oz	$6.19						$6.19
Call options sold	Amount (kg)	32,659						32,659
	$ per oz	$8.64						$8.64

The following table indicates AngloGold Ashanti's currency hedge position at March 31, 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	10,000						10,000
	US$/R	R7.01						R7.01
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R7.31						R7.31
Put options sold	Amount ($)	50,000						50,000
	US$/R	R6.89						R6.89
Call options sold	Amount ($)	50,000						50,000
	US$/R	R7.96						R7.96
A DOLLAR (000)								
Forward contracts	Amount ($)	5,000						5,000
	A$/US$	$0.73						$0.73
Put options purchased	Amount ($)	70,000						70,000
	A$/US$	$0.85						$0.85
Put options sold	Amount ($)	70,000						70,000
	A$/US$	$0.89						$0.89
Call options sold	Amount ($)	70,000						70,000
	A$/US$	$0.82						$0.82
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	26,000	1,000					27,000
	US$/BRL	BRL 1.91	BRL 1.84					BRL 1.91
Put options purchased	Amount ($)	37,000	500					37,500
	US$/BRL	BRL 1.78	BRL 1.76					BRL 1.78
Call options sold	Amount ($)	117,000	1,000					118,000
	US$/BRL	BRL 1.80	BRL 1.76					BRL 1.80

Fair value of the hedge book derivative (liabilities)/assets split by accounting designation as at March 31, 2008

	Normal purchase and sale exemption	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Forward sale type agreements	(1,155)	(341)	(255)	(1,751)
Option contracts	(758)	–	(2,332)	(3,090)[1]
Foreign exchange contracts	–	1	–	1
Foreign exchange option contracts	–	–	(14)	(14)
Interest rate swaps – Gold	(29)	–	33	4
Total	**(1,942)**	**(340)**	**(2,568)**	**(4,850)**

[1] Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

Recent developments

On January 14, 2008, AngloGold Ashanti announced that it had agreed to acquire 100 percent of Golden Cycle Gold Corporation (GCGC) through a transaction in which GCGC's shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC holds a 33 percent shareholding in Cripple Creek & Victor while AngloGold Ashanti holds the remaining 67 percent. The transaction will result in Cripple Creek & Victor being wholly-owned by AngloGold Ashanti. The transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders. The transaction, at the date of announcement, was valued at approximately $149 million.

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended to provide that B2Gold acquire from AngloGold Ashanti additional interest in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti 25 million common shares and 21.4 million common share purchase warrants in B2Gold.   Subsequently, the transaction was finalized, as announced by AngloGold Ashanti on May 16, 2008.

On April 14, 2008, it was announced that, following the stabilization of power provided by Eskom (the South African electricity supply body) to the South African operations during the quarter, AngloGold Ashanti forecast the first quarter production to be approximately 1.19 million ounces. The revised production outlook was approximately 8 percent above guidance provided in the fourth quarter of 2007. AngloGold Ashanti had also fully delivered into maturing hedge contracts during the quarter. On January 25, 2008, the South African national power supplier, Eskom, had communicated that it could not guarantee power supply to AngloGold Ashanti's South African operations. Precautionary steps were taken for the safety of employees, including ceasing the transportation of employees underground to carry-out mining activities and the cessation of milling activities. Following extensive discussions with Eskom and the South African government, Eskom agreed to guarantee a power supply equivalent to 90 percent of previous supply and undertook to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at AngloGold Ashanti's South African mines and in late March 2008, Eskom increased power supply to 96.5 percent of previous levels. At these power levels and as a result of the Company's previously implemented and ongoing initiatives to improve its energy efficiencies, the Company has been able to restore production back to 100 percent of previous capacity. Since 2004, AngloGold Ashanti and Eskom have undertaken and committed funds and other resources to various initiatives to improve energy efficiencies and reduce power consumption at AngloGold Ashanti's South African mines. These combined efforts have resulted in a decline in the use of electricity, fuel and coal and have to date achieved a 17 percent improvement in energy efficiencies at the Company's South African operations. AngloGold Ashanti views these initiatives as being important not only in the light of power shortages and related disruption to its mining operations but also in that it anticipates that these initiatives will assist in managing future operating cost increases in the light of anticipated increases in unit electrical power, fuel and other energy costs.

On May 6, 2008, AngloGold Ashanti announced that it intends to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer. The final terms of the proposed rights offer, which were announced on May 21, 2008, would result in AngloGold Ashanti issuing approximately 69.4 million shares at a subscription price of ZAR194.00 and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held raising approximately ZAR13.48 billion ($1.77 billion based on an exchange rate of ZAR7.63/$1.00 on May 20, 2008). The proposed rights offer is being fully underwritten subject to certain customary conditions. The proposed rights offer will materially change the number of common shares in issue.   The proposed rights offer was approved at a general meeting of AngloGold Ashanti shareholders held on May 22, 2008.

The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti's revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti's cash management policies.

AngloGold Ashanti has traditionally used gold hedging instruments to protect a portion of its anticipated gold sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. As at December 31, 2007, the total net delta tonnage of AngloGold Ashanti's hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the December 31, 2006, hedge delta and hedge committed position, respectively. As at December 31, 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.

Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold Ashanti estimates that its gold hedging position will continue to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility.

In order to address this issue, AngloGold Ashanti intends to early settle certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realization of previously recognized losses for contracts historically recognized on Balance Sheet on a marked–to–market basis. These losses would be measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the remainder of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces.

AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (Normal Purchase Normal Sale Exemption (NPSE)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on our 2008 recorded revenues in AngloGold Ashanti's income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognize on balance sheet the fair value of a portion of some, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.

In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.

If the restructuring is executed as currently anticipated, the overall impact would be to reduce the hedge book to approximately 6.25 million ounces, which would represent 8.6 percent of AngloGold Ashanti's ore reserves as at December 31, 2007. As a result of this reduction the discount to the spot gold price realized during 2009 is estimated to be approximately 6 percent and at a similar level thereafter assuming a gold price of $900 per ounce.

Also on May 6, 2008, AngloGold Ashanti announced a significant greenfields discovery at its 100 percent owned La Colosa exploration site, based on a conceptual economic study completed during the quarter.

On May 15, 2008, AngloGold Ashanti announced that it had terminated the process related to its proposed sale of its interests in the Morila Gold Mine in Mali, due to the fact that no proposals were received which met the Company's value criteria for such a sale. AngloGold Ashanti will therefore remain a joint venture partner together with Randgold Resources Limited and the Government of Mali in the Morila Gold Mine. Randgold Resources will continue as operators of the mine.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets, "Liquidity and capital resources" regarding sources of financing and "Recent developments" regarding the Company's proposed strategy to reduce its gold hedging position are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on May 19, 2008. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti filed with the SEC on February 5, 2008 a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission ("SEC") as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC's stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 22, 2008

By: /s/ L EATWELL

Name: L Eatwell
Title: Company Secretary